Natixis Distribution, LLC

(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
For the year ended December 31, 2025

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission and
Regulation 1.10 of the Commodity Exchange Act

(SEC File Number 8-46325)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Natixis Distribution, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

888 Boylston Street
(No. and Street)

Boston	MA	02199
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marilyn Rosh	857-869-6545	marilyn.rosh@natixis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238		
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Natixis Distribution, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA FAZIO
Notary Public
Commonwealth of Massachusetts
My Commission Expires September 25, 2031

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Index
December 31, 2025

**Report of Independent Registered Public Accounting Firm on Internal Control Required by
Regulation 1.16 of the Commodity Futures Trading Commission**



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers of Natixis Distribution, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Natixis Distribution, LLC (the "Company") as of December 31, 2025, and the related statements of operations, of changes in liabilities subordinated to claims of general creditors, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, Massachusetts 02210
(617) 530 5000

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2026

We have served as the Company's auditor since 1993.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Financial Condition
As of December 31, 2025

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	25,525
Accounts receivable, related parties		3,943
Deferred commissions		432
Prepaid expenses		353
Total assets	$	30,253
Liabilities and Member's Equity		
Liabilities		
Accrued service and distribution fees/other distribution costs	$	19,541
Accounts payable, related parties		427
Total liabilities		19,968
Member's Equity		10,285
Total liabilities and member's equity	$	30,253

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Operations
Year Ended December 31, 2025

(in thousands of dollars)

Revenues		
Referral fee income from affiliates (Note 3)	$	5,024
Reimbursement from affiliates (Note 2 &3)		1,652
Dividend income		960
Service and distribution fees, net (Note 2 & 3)		498
Commission income, net		237
Other income		120
Total revenues	$	8,491
Expenses		
Variable compensation (Note 7)	$	27,920
Distribution costs, net		27,753
Other operating costs		619
Total expenses	$	56,292
Net loss	$	(47,801)

The accompanying notes are an integral part of the financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2025

(in thousands of dollars)

Balance at December 31, 2024	$	-
Increase		-
Decrease		-
Balance at December 31, 2025	$	-

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2025

(in thousands of dollars)

Balance at December 31, 2024	$	12,486
Net loss		(47,801)
Capital contributions		45,600
Balance at December 31, 2025	$	10,285

The accompanying notes are an integral part of these financial statements.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Statement of Cash Flows
Year Ended December 31, 2025

(in thousands of dollars)

Cash flow provided by (used in) operating activities		
Net loss	$	(47,801)
Adjustments to reconcile net loss to net cash used for operating activities		
Changes in assets and liabilities		
Decrease in deferred commissions		46
Increase in prepaid expenses		(46)
Decrease in accounts payable, related parties		(336)
Increase in accounts receivable, related parties		(1,161)
Decrease in accrued service and distribution fees/other distribution costs		(1,376)
Net cash used in operating activities		(50,674)
Cash flows provided by (used in) investing activies		
Net cash used in investing activities		-
Cash flows provided by (used in) financing activities		
Capital contributions		45,600
Net cash provided by financing activities		45,600
Net increase/(decrease) in cash and cash equivalents		(5,074)
Cash and cash equivalents, at beginning of year		30,599
Cash and cash equivalents, at end of year	$	25,525

The accompanying notes are an integral part of these financial statements.

(in thousands of dollars)

1.   **Organization**

Natixis Distribution, LLC (the "Distributor" or the "Company") is the distributor for the Natixis Funds, Loomis Sayles Funds, and Vaughan Nelson Funds (collectively, the "Mutual Funds" or "Funds"), as described below, and a registered broker-dealer with the United States Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

In 2025, Natixis Distribution is wholly-owned by Natixis Investment Managers, LLC ("NIM"). NIM is wholly-owned, directly and indirectly, by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A., a French investment banking and financial services firm.   Natixis S.A. is wholly-owned by BPCE S.A. ("BPCE"). BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin and N shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees incurred by the shareholder and paid by the shareholder or mutual funds.

The Loomis Sayles Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Retail, Admin, N and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

The Vaughan Nelson Funds are affiliated open-end registered investment companies or mutual funds, which offer a combination of Investor and Institutional class shares for sale to the public. The Funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of distribution fees incurred by the shareholder and paid by the mutual funds.

Service and distribution fees earned and reallowed by the Distributor are based on a percentage of a fund's average daily net assets; as a result, the Distributor's revenues may fluctuate based on the performance of the Funds.

The Company also acts as a marketing agent for advisors and earns referral fee income for this activity.

(in thousands of dollars)

2.   **Significant Accounting Policies**

Basis of Presentation
The financial statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP").

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash and Cash Equivalents
Cash and cash equivalents consist of a money market mutual fund (held with JP Morgan, refer to Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to broker dealers and service providers, exceeds Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Accounts Receivable
Accounts receivable consists of receivables due from affiliates and related parties which are settled monthly and quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Deferred Commissions
Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C mutual fund sales. The deferred commissions are amortized and recognized as contra revenue in Service and Distribution fees, net over a one-year period from payment to match the Service and Distribution Fee revenue earned by the Distributor. These assets are presented net of amortization in the Statement of Financial Condition.

Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

(in thousands of dollars)

Accrued Service and Distribution Fees/Other Distribution Costs
Accrued service and distribution fees consist of brokers' service and distribution fees that are owed to intermediaries and are based on a percentage of a fund's average daily net assets. Accrued other distribution costs include sub-transfer agency fees and revenue sharing expenses and are paid to broker dealers based on contractual rates.

Accounts Payable, related parties
Accounts payable consists of payments due to Loomis Sayles Distributors, L.P. for certain sales into the Loomis Sayles Core Plus Bond Fund and due to Natixis Advisors, LLC ("Advisor") for variable compensation.

Service and Distribution Fees, net
The Company has entered into arrangements to provide distribution related services to the Funds. Service and distribution fees earned are generally based on a contractual fee rate percentage of a fund's average daily net assets. The Company believes the performance obligation for these services is satisfied at a point in time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized as revenue monthly as the variable constraint is relieved due to unknown asset flows and market activity.

Directly related to service and distribution fee revenue are the service and distribution costs reallowed which include payments to intermediaries for the marketing and selling of fund shares to investors. The reallowance is also based on contractual fee rate percentages of a fund's average daily net assets. Costs are recognized monthly as contra revenue as they relate specifically to services provided during that period and are not contractually due unless received from the Funds. The performance obligation is satisfied consistent with the Service and Distribution fees.

Service and distribution fees earned on Class A, C, Investor, Retail and Admin mutual fund shares are shown net on the Statement of Operations as the Company is acting as an agent and are shown below gross.

Service and Distribution Fees Earned by the Distributor		
Natixis Funds	$	22,577
Loomis Sayles Funds		2,324
12b-1 Service and Distribution Fees		**24,901**
Less: Service and distribution fees reallowed to broker dealers and service providers		
Natixis Funds		(22,219)
Loomis Sayles Funds		(2,184)
12b-1 Service and Distribution Fees Reallowed		**(24,403)**
Service and Distribution Fees, net		**498**

(in thousands of dollars)

Commission Income and Reallowed Expense

Commissions are earned on the sale of certain Class A affiliated mutual fund shares and are paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers below. The Company believes that the performance obligation is the sale of securities to investors which is fulfilled on trade date relieves the constraint as that is when the underlying financial instrument or purchaser is identified. Fees are recognized monthly in conjunction with the sale.

Commissions

Commission income	1,500
Less: Commission expense reallowed to broker dealers and service providers	(1,263)
Commission Income, net	**237**

Dividend Income

Dividend income is earned from the Company's money market mutual fund account held with JP Morgan. This income is earned on funds invested in short-term, high-quality financial instruments.

Referral Fees

The Distributor receives certain fees from subsidiaries of NIM. Referral fees earned by the Distributor are based on a percentage of revenue collected on certain contracts, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets. The performance obligation is satisfied at the point in time. However, due to various variable constraints such as asset flows and market activity, the Company recognizes revenue over time. Fees are received monthly or quarterly.

Other Income

Other Income consists of contingent deferred sales charges ("CDSC") for classes A and C. Revenue is recognized monthly when certain assets are redeemed, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly.

Distribution Costs, net

Distribution costs consist of revenue sharing and sub-transfer agency fees paid to intermediaries. Revenue sharing payments are based on contractual obligations, satisfied over time because the customer is receiving and consuming the benefits as they are provided by the intermediary, and can be based on contractual rate percentage of the average net assets, contractual fee rate on certain sales, or other arrangements and are incurred solely by the Distributor. Sub-transfer agency fees are also based on contractual obligations, satisfied over time because the customer is receiving and consuming the benefits as they are provided by the intermediary, and can be based on assets or per account charges. See note 3 for additional information. The Distributor acts as an agent and pays all distribution costs to intermediaries and the Funds reimburse the Company up to the board approved limit for sub-transfer agency fees. These reimbursements are included net

(in thousands of dollars)

within distribution costs on the Statement of Operations. Distribution costs are accrued monthly as incurred.

Reimbursements from Affiliates

Reimbursements from Affiliates consist of reimbursements from Loomis, Sayles & Company, L.P. for revenue sharing and sub-transfer agency fees paid to intermediaries as described above for the Loomis Sayles Fund Family. Fees are received quarterly or monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The performance obligation is satisfied consistent with distribution costs above.

Segment Information Disclosure

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including service and distribution and referral of investment opportunities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company derived 97 percent of its total gross revenues from affiliates and affiliated funds in 2025.

Federal Income Taxes

The Distributor is a single-member limited liability company that is treated as a disregarded entity for federal tax purposes. As such, the Distributor, for tax purposes, is accounted for as a division of NIM and does not file a separate tax return. Accordingly, the financial statements do not include any provisions for income tax related to the operations of the Distributor on a stand-alone basis.

3.   **Transactions with Related Parties**

Referral Fees

The following table summarizes referral fees earned by the Distributor for the year ending December 31, 2025:

(in thousands of dollars)

Referral Fees Earned by the Distributor

Loomis, Sayles & Company, L.P.	$	4,003
Natixis Investment Managers International, LLC		407
Gateway Investment Advisers LLC		324
Vaughan Nelson Investment Management, L.P.		230
AEW Capital Management, L.P.		35
Mirova US LLC		25
Total Referral Fees Earned by the Distributor	$	5,024

Reimbursement by Affiliates

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P. totaling $1,652 for 2025.

Sub-Transfer Agent Fees

The Distributor has entered into agreements, which include service agreements, with financial intermediaries that provide recordkeeping, processing, shareholder communications and other services to customers of the intermediaries that hold positions in the Funds and has agreed to compensate the intermediaries for providing those services. Intermediaries transact with the Funds primarily through the use of omnibus accounts on behalf of their customers who hold positions in the Funds. These services would have been provided by the Funds' transfer agent. The reimbursement amounts (sub-transfer agent fees) paid to the Distributor, by the funds, are subject to a per account limit for firms charging per account fees and basis point limit for firms charging in basis points (for Natixis and Loomis Funds) and basis points limit only (for Vaughan Nelson Funds) which are approved by the Funds' Board of Trustees, which is based on fees for similar services paid the Funds' transfer agent and other service providers.

Expense Sharing Agreement

The Distributor entered into an expense agreement effective January 1, 2003, amended July 30, 2021, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, travel, meals and entertainment, seminars, promotions, research and advertising, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these expenses be apportioned back to the Distributor. These costs exclude service and distribution fees, distribution costs, variable compensation and other operating costs presented in the Statement of Operations. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Additionally, NIM, LLC will also provide funding if needed. Accordingly, these expenses are not reflected in the Statement of Operations.

(in thousands of dollars)

4.   **Valuation**

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy is based on relative observability of inputs in determining values. An asset's or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2   Other significant observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3   Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investment in a money market mutual fund as of December 31, 2025, based on the inputs used to value it:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 23,045
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 23,045

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Money market fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares, and are classified as cash and cash equivalents on the Statement of Financial Condition.

(in thousands of dollars)

5. **Member's Equity**

   The Distributor had contributions from NIM amounting to $45,600 during 2025. As the Distributor operates at a net loss, NIM has provided a written commitment to the Distributor to support its operating and regulatory capital requirements until March 31, 2027.

6. **Net Capital Requirement**

   The Distributor is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a non-clearing broker and does not carry customers' accounts on its books. At December 31, 2025, the Distributor had net capital of $5,096, which was $3,765 in excess of its required net capital of $1,331. The Distributor's ratio of aggregate indebtedness to net capital was 3.92 to 1.

   The Distributor is considered a non-covered firm and does not claim an exemption under paragraph (k) of Securities and Exchange Act (SEA) Rule 15c3-3. The Company limits its business activities to being a mutual fund underwriter or sponsor, a mutual fund retailer, and participating in the private placement of securities and has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Distributor does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with the Distributor's activities.

7. **Variable Compensation**

   The Distributor has a variable compensation plan that awards cash payments to certain sales professionals, which are generally dependent upon sales and assets under management and certain metrics. Variable compensation expense amounted to $27,920 during 2025.

8. **Commitments and Contingencies**

   In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. **Subsequent Events**

   Management has evaluated the events and transactions that have occurred through February 26, 2026, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Supplemental Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

(in thousands of dollars)

Net Capital		
Total member's equity	$	10,285
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, related parties		3,943
Deferred commissions		432
Prepaid expenses		353
Total Deductions		4,728
Net capital before haircuts on securities positions (tentative net capital)		5,557
Haircuts on securities (2%)		461
Net capital		5,096
Aggregate Indebtedness		19,968
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		1,331
Net capital in excess of requirement	$	3,765
Ratio of aggregate indebtedness to net capital		3.92:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2025 FOCUS report filed on January 15, 2026.

Natixis Distribution, LLC
(A wholly-owned subsidiary of Natixis Investment Managers, LLC)
Supplemental Schedule II
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Distributor is a non-covered firm and does not claim an exemption under paragraph (k) of SEC Rule 15c3-3. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2025.



Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers of Natixis Distribution, LLC

In planning and performing our audit of the financial statements and supplemental schedules (collectively the "financial statements") of Natixis Distribution, LLC (the "Company") as of and for the year ended December 31, 2025, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following:

1. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC.

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customers' commodity accounts, we did not evaluate the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

3. The daily computations of cleared swaps customers segregation requirements and funds in cleared swaps customer accounts under Section 4d(f) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control over financial reporting and the practices and procedures referred to in the first and second paragraphs. Two of the objectives of internal control over financial reporting and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control over financial reporting and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

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to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control over financial reporting that might be material weaknesses and therefore, material weaknesses may exist that were not identified. We did not identify any deficiencies in internal control over financial reporting or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2025, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, Management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2026